                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                          DEL GLOBAL TECHNOLOGIES CORP.
                          -----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   245073 10 1
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 26, 2003
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 31 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                     Page 2 of 31 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    903,216
  OWNED BY
    EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                903,216
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     903,216
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                     Page 3 of 31 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    903,216
  OWNED BY
    EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                903,216
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     903,216
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                     Page 4 of 31 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WEBFINANCIAL CORPORATION
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    28,646
  OWNED BY
    EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                28,646
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     28,646
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     LESS THAN 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                     Page 5 of 31 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 HENRY PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    233,000
  OWNED BY
    EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                233,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     233,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                     Page 6 of 31 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 MATTHEW PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    114,298
  OWNED BY
    EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                114,298
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     114,298
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                     Page 7 of 31 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 HENRY INVESTMENT TRUST, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     PENNSYLVANIA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    347,298
  OWNED BY
    EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                347,298
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     347,298
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                     Page 8 of 31 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 CANINE PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     PENNSYLVANIA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    347,298
  OWNED BY
    EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                347,298
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     347,298
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                     Page 9 of 31 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 DAVID W. WRIGHT
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    355,298
  OWNED BY
    EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                355,298
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     355,298
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 10 of 31 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 GERALD M. CZARNECKI
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 11 of 31 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 SUZANNE M. HOPGOOD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 12 of 31 Pages
-----------------------                                   ----------------------

            The following constitutes Amendment No. 4 ("Amendment No. 4") to the
Schedule  13D filed by Steel  Partners  II, L.P.,  Warren G.  Litchtenstein  and
WebFinancial Corporation with the Securities and Exchange Commission on November
26, 2002.  This  Amendment  No. 4 amends the Schedule  13D as  specifically  set forth.

            Item 2 is hereby amended and restated to read as follows:

Item 2.     Identity and Background.

            (a)-(c) This  Statement is filed jointly by Steel Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Warren G.  Lichtenstein,
WebFinancial  Corporation,  a  Delaware  corporation   ("WebFinancial"),   Henry
Partners,  L.P., a Delaware  limited  partnership  ("Henry  Partners"),  Matthew
Partners,  L.P., a Delaware  limited  partnership  ("Matthew  Partners"),  Henry
Investment  Trust,  L.P., a Pennsylvania  limited  partnership  ("HIT"),  Canine
Partners, L.L.C., a Pennsylvania limited liability company ("Canine"),  David W.
Wright,  Gerald M.  Czarnecki and Suzanne M.  Hopgood.  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

            Steel  Partners,   L.L.C.,  a  Delaware  limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive  officer and managing  member of Partners LLC is Warren  Lichtenstein, who is  Chairman  of the Board,  Chief  Executive  Officer  and  Secretary.  The
principal  business of Steel Partners II is investing in the securities of small cap companies.  The principal occupation of Mr. Lichtenstein is investing in the securities  of small  cap  companies.  WebFinancial  is a holding  company  with subsidiaries  operating in the banking and  specialty  finance  industries.  Set forth in Schedule A annexed hereto is the name and present principal  occupation or employment and the name, principal business and address of any corporation or
other   organization  in  which  such  employment  is  conducted,   of  each  of
WebFinancial's  directors and  executive  officers,  as of the date hereof.  Mr.
Lichtenstein  is the  President,  Chief  Executive  Officer  and a  director  of
WebFinancial. Mr. Lichtenstein disclaims beneficial ownership of Shares owned by
WebFinancial. Steel Partners II, Mr. Lichtenstein and WebFinancial are sometimes referred to collectively as the "Lichtenstein Group."

            The business address of each member of the Lichtenstein Group is 150
East 52nd Street, 21st Floor, New York, New York 10022.

            David Wright is the President and Managing Member of Canine which is the  general  partner of HIT,  which in turn is the  general  partner of each of
Henry Partners and Matthew  Partners.  Henry  Partners and Matthew  Partners are
private investment  partnerships engaged in the purchase and sale of securities.
HIT is the general partner of each of Henry Partners and Matthew  Partners,  and
Canine is the general partner of HIT. The principal  occupation of Mr. Wright is managing,  through HIT, the investments of Henry Partners and Matthew  Partners.
Henry  Partners,  Matthew  Partners,  HIT,  Canine and Mr.  Wright are sometimes referred to collectively as the "Wright Group."

            The business address of each member of the Wright Group is 255 South
17th Street, Suite 2501, Philadelphia, Pennsylvania 19103.

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 13 of 31 Pages
-----------------------                                   ----------------------

            The  principal  occupation  of Gerald  Czarnecki  is  serving as the
Chairman and Chief Executive Officer of The Deltennium Corporation,  a privately held holding company that operates various  businesses of which Mr. Czarnecki is the  principal  stockholder.  The business  address of Mr.  Czarnecki is c/o The
Deltennium Corporation, 6900 Wisconsin Avenue, Suite #206, Bethesda, MD 20815.

            The principal  occupation of Suzanne Hopgood is serving as President of The Hopgood  Group,  LLC, a provider  of  consulting  and interim  management services to the hospitality and real estate industries.  The business address of
Ms.  Hopgood is c/o The  Hopgood  Group,  LLC,  44 Capitol  Avenue,  Suite 103A,
Hartford, CT 06106.

            Each of the  Reporting  Persons  is party to the  Joint  Filing  and
Solicitation  Agreement  (the  "Joint  Filing and  Solicitation  Agreement")  as
further  described  in Item 6.  Accordingly,  the  Reporting  Persons are hereby filing a joint Schedule 13D.

            (d) Neither the Reporting  Persons nor any person listed in Schedule
A has,  during the last five  years,  been  convicted  in a criminal  proceeding
(excluding traffic violations or similar misdemeanors).

            (e) Neither the Reporting  Persons nor any person listed in Schedule
A has,  during  the last  five  years,  been  party to a civil  proceeding  of a judicial or  administrative  body of competent  jurisdiction  and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Warren Lichtenstein,  David Wright, Gerald Czarnecki and Suzanne
Hopgood are citizens of the United States of America.

            Item 4 is hereby amended to add the following:

            On March 26,  2003,  Steel  Partners  II  delivered  a letter to the
Issuer, a copy of which is attached as an exhibit hereto and incorporated herein by reference,  to nominate  David W. Wright,  Gerald M. Czarnecki and Suzanne M.
Hopgood  (collectively,  the "Nominees"),  as set forth therein, for election to the  Issuer's  Board  of  Directors  at the  Issuer's  2003  annual  meeting  of stockholders  scheduled  to be held on May 14,  2003,  or any other  meeting  of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations thereof (the "Annual Meeting").

            Item 5(a)-(b) is hereby amended to add the following:

            Currently,  neither Mr. Czarnecki nor Ms. Hopgood  beneficially owns any Shares of Common Stock.

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 14 of 31 Pages
-----------------------                                   ----------------------

            Item 6 is hereby amended to add the following:

            On March 26,  2003,  the  Reporting  Persons  entered into the Joint
Filing and  Solicitation  Agreement,  a copy of which is  attached as an exhibit hereto and incorporated  herein by reference,  in which, among other things, (i)
the  Reporting  Persons  agreed to the joint filing on behalf of each of them of statements  on Schedule  13D with  respect to the Shares of Common  Stock of the
Issuer,  (ii) the parties agreed to solicit proxies or written  consents for the election of the Nominees, or any other person(s) nominated by Steel Partners II, to the Issuer's Board of Directors at the Annual  Meeting (the  "Solicitation"),
and  (iii)  Steel  Partners  II and each of Henry  Partners,  L.P.  and  Matthew
Partners,  L.P. (and their  affiliates)  agreed to bear all expenses incurred in connection with the Reporting Persons'  activities,  including approved expenses incurred by any of the parties in connection with the  Solicitation,  in amounts to be mutually agreed upon by Steel Partners II and each of Henry Partners, L.P.
and Matthew Partners, L.P. (and their affiliates); provided, however, that in no event shall the expenses  borne by Henry  Partners,  L.P. and Matthew  Partners,
L.P. (and their affiliates) exceed $25,000 in the aggregate.

            Item 7 is hereby amended to add the following Exhibit:

            Exhibit 2     Director  Nomination  Letter from Steel  Partners  II,
                          L.P. to Del Global Technologies Corp., dated March 26,
                          2003,  together with the Joint Filing and Solicitation
                          Agreement attached thereto as Exhibit B.

                            [Signature Pages Follow]

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 15 of 31 Pages
-----------------------                                   ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         STEEL PARTNERS II, L.P.

                                         By:  Steel Partners, L.L.C.
                                              General Partner

                                         By:  /s/  Warren G. Lichtenstein
                                              ----------------------------------
                                              Name:  Warren G. Lichtenstein
                                              Title: Managing Member

                                         /s/  Warren G. Lichtenstein
                                         ---------------------------------------
                                         WARREN G. LICHTENSTEIN

                                         WEBFINANCIAL CORPORATION

                                         By: /s/  Warren G. Lichtenstein
                                             -----------------------------------
                                             Name:  Warren G. Lichtenstein
                                             Title: President & Chief Executive
                                                    Officer

                                         HENRY PARTNERS, L.P.

                                         By:  Henry Investment Trust, L.P.
                                              General Partner

                                         By:  Canine Partners, L.L.C.
                                              General Partner

                                         By:  /s/ David W. Wright
                                              ----------------------------------
                                              Name:  David W. Wright
                                              Title: President

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 16 of 31 Pages
-----------------------                                   ----------------------

                                         MATTHEW PARTNERS, L.P.

                                         By:  Henry Investment Trust, L.P.
                                              General Partner

                                         By:  Canine Partners, L.L.C.
                                              General Partner

                                         By:  /s/ David W. Wright
                                              ---------------------------------
                                              Name:  David W. Wright
                                              Title: President

                                         HENRY INVESTMENT TRUST, L.P.

                                         By:  Canine Partners, L.L.C.
                                              General Partner

                                         By:  /s/ David W. Wright
                                              ---------------------------------
                                              Name:  David W. Wright
                                              Title: President

                                         CANINE PARTNERS, L.L.C.

                                         By:  /s/ David W. Wright
                                              ---------------------------------
                                              Name:  David W. Wright
                                              Title: President

                                         /s/ David W. Wright
                                         --------------------------------------
                                         DAVID W. WRIGHT

                                         /s/ Gerald M. Czarnecki
                                         ---------------------------------------
                                         GERALD M. CZARNECKI

                                         /s/ Suzanne M. Hopgood
                                         ---------------------------------------
                                         SUZANNE M. HOPGOOD

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 17 of 31 Pages
-----------------------                                   ----------------------

                                  Exhibit Index
                                  -------------

                           Exhibit                                         Page
                           -------                                         ----

1.    Joint  Filing  Agreement,  dated  March  20,  2003  (previously       ---
      filed).

2.    Director  Nomination  Letter from Steel Partners II, L.P. to Del     18-31
      Global  Technologies  Corp., dated March 26, 2003, together with
      Joint  Filing and  Solicitation  Agreement  attached  thereto as
      Exhibit B.

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 18 of 31 Pages
-----------------------                                   ----------------------

                             STEEL PARTNERS II, L.P.
                        150 EAST 52ND STREET, 21ST FLOOR
                            NEW YORK, NEW YORK 10022

                                                        March 26, 2003

BY FACSIMILE AND FEDERAL EXPRESS

Del Global Technologies Corp.
One Commerce Park
Valhalla, NY  10595
Attention: Corporate Secretary

            Re:  Notice of Intention to Nominate Individuals for Election as
                 Directors at the 2003 Annual Meeting of Stockholders of Del
                 Global Technologies Corp.
                 -----------------------------------------------------------

Ladies and Gentlemen:

            This letter shall serve to satisfy the advance  notice  requirements of Article II,  Section 13 of the Amended and Restated  Bylaws (the "Bylaws") of
Del Global  Technologies  Corp.  ("Del  Global") as to the  nomination  by Steel
Partners  II,  L.P.,  a Delaware  limited  partnership  ("Steel"),  of three (3)
nominees  for  election to the Board of Directors of Del Global (the "Del Global
Board") at the 2003 annual meeting of stockholders of Del Global scheduled to be held on May 14, 2003, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the
"Annual Meeting").

            This  letter  and all  Exhibits  attached  hereto  are  collectively referred to as the "Notice." Steel is the beneficial  owner of 903,216 shares of common stock, $.10 par value per share (the "Common Stock"),  of Del Global (not including shares of Common Stock  beneficially owned by the other parties to the
Joint Filing  Agreement,  as defined herein),  1,000 shares of which are held of record.  Through this Notice,  Steel  hereby  nominates  and notifies you of its intent to nominate  David W. Wright,  Gerald M. Czarnecki and Suzanne M. Hopgood
as nominees (the "Nominees") to be elected to the Del Global Board at the Annual
Meeting.  Steel believes that the Del Global Board is currently composed of four
(4) members.  To the extent there are in excess of four (4) vacancies on the Del
Global  Board to be filled by  election  at the  Annual  Meeting  or Del  Global increases  the size of the Del  Global  Board  above its  existing  size,  Steel reserves  the right to  nominate  additional  nominees  to be elected to the Del
Global Board at the Annual Meeting.  Additional nominations made pursuant to the preceding  sentence  are  without  prejudice  to the  position of Steel that any attempt to  increase  the size of the current Del Global  Board  constitutes  an unlawful manipulation of Del Global's corporate machinery.  If this Notice shall be deemed for any reason by a court of competent  jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting,  or if any individual  Nominee shall be unable to serve for any reason,  this Notice shall continue to be effective  with respect to the remaining  Nominee(s) and as

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 19 of 31 Pages
-----------------------                                   ----------------------

to any replacement  Nominee(s) selected by Steel. The information concerning the
Nominees required by Article II, Section 13 of the Bylaws is set forth below:

        1.  The information  concerning the Nominees  required by Regulation 14A of the  Securities  Exchange Act of 1934, as amended (the  "Exchange
            Act") is as follows:

            DAVID W. WRIGHT (Age 44) has served  since 1997 as the  President of the general  partner of Henry  Partners,  L.P. and Matthew  Partners,  L.P., two
private  investment  partnerships  that invest in securities of publicly traded, micro cap companies.  The business address of Mr. Wright is c/o Henry Investment
Trust, L.P., 255 South 17th Street,  Suite 2501,  Philadelphia,  PA 19103. As of
the date hereof,  Mr. Wright  beneficially owned 355,298 shares of Common Stock, consisting of 8,000 shares owned  directly by Mr.  Wright,  233,000 shares owned directly by Henry  Partners,  L.P. and 114,298  shares owned directly by Matthew
Partners,  L.P.  Mr.  Wright  is the  President  and  Managing  Member of Canine
Partners,  L.L.C.,  the general partner of Henry Investment Trust, L.P. ("HIT"), which in turn is the general partner of each of Henry Partners, L.P. and Matthew
Partners,  L.P. By virtue of his positions with Henry Partners, L.P. and Matthew
Partners, L.P., Mr. Wright has sole voting and dispositive power with respect to the shares of Common Stock owned by such  entities.  For  information  regarding purchases  and sales of securities  beneficially  owned by Mr. Wright during the past two years, see Exhibit A.

            GERALD M.  CZARNECKI  (Age 63) has served as the  Chairman and Chief
Executive  Officer of The  Deltennium  Corporation,  a  privately  held  holding company  ("Deltennium"),  since November 1995.  Deltennium operates as a holding company  for  various  businesses  of  which  Mr.  Czarnecki  is  the  principal stockholder, including Deltennium Capital, Inc., a venture capital firm focusing on investments in the retailing,  technology and financial services  industries,
The Deltennium Group, the platform for Mr. Czarnecki's management turnaround and seminar business,  Deltennium Clips,  Inc. and Great Clips  Mid-Atlantic,  Inc.,
franchisors  of hair  salons,  and We The People  Mid-Atlantic,  Inc.,  a retail paralegal  document services  business.  Mr. Czarnecki is a frequent speaker and seminar leader on a broad range of corporate  governance  issues. He is a member of the Board of Directors of the National  Association  of Corporate  Directors,
National Capital Area Chapter and is a consultant to Board Governance  Services,
Inc., a third party  provider of advisory  services to boards of directors.  The business  address  of Mr.  Czarnecki  is c/o The  Deltennium  Corporation,  6900
Wisconsin Avenue, Suite #206, Bethesda, MD 20815.

            SUZANNE  M.  HOPGOOD  (Age 53) has  served as the  President  of The
Hopgood Group, LLC, a provider of consulting and interim management  services to the hospitality and real estate industries,  since founding the company in 1985.
From  August  2000 to October  2001,  Ms.  Hopgood  served as  President,  Chief
Executive  Officer and as a director of Houlihan's  Restaurant  Group,  Inc., an operator of full service casual dining  restaurants.  From May 1998 to May 2000,
Ms. Hopgood  served as Chairman of the Board of Furr's  Restaurant  Group,  Inc.
("Furr's"),  an operator of family-style  cafeteria and buffet restaurants.  She also served as Chief  Executive  Officer of Furr's from May 1998 to October 1998 and as a  director  from  May  1996  to May  2000.  Ms.  Hopgood  has  extensive experience in corporate  workouts,  turnarounds  and  restructuring.  She is the
President  of the  National  Association  of  Corporate  Directors,  Connecticut
Chapter.  The business address of Ms. Hopgood is c/o The Hopgood Group,  LLC, 44
Capitol Avenue, Suite 103A, Hartford, CT 06106.

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 20 of 31 Pages
-----------------------                                   ----------------------

            On January 14, 2003, Steel Partners,  Ltd. ("SPL"),  an affiliate of
Steel,  entered  into a  consulting  agreement  with HIT  whereby  HIT agreed to provide  certain  investment  consulting  services to SPL and to make  available
David W. Wright to perform such services. In consideration of the services to be furnished by HIT,  SPL is required to pay to HIT a fixed  monthly fee of $7,500.
The  agreement  is in  effect  for a term  of six  months  and is  automatically renewable for successive six-month periods unless and until terminated by either party in accordance with its terms.

            On March 20,  2003,  Steel,  WebFinancial  Corporation,  a  Delaware
corporation,  Warren G. Lichtenstein,  Henry Partners,  L.P., a Delaware limited partnership,  Matthew  Partners,  L.P., a Delaware  limited  partnership,  Henry
Investment Trust,  L.P., a Pennsylvania  limited  partnership,  Canine Partners,
L.L.C., a Pennsylvania  limited liability  company,  and David W. Wright entered into a Joint Filing  Agreement  whereby they agreed to file a joint Schedule 13D
(and  amendments  thereto)  with  respect to the Common Stock of Del Global (the
"Joint Filing  Agreement").  On March 21, 2003,  the parties to the Joint Filing
Agreement filed with the Securities and Exchange Commission a joint Schedule 13D
disclosing   that  they  have   formed  a  group  for  the  purpose  of  seeking
representation on the Del Global Board.

            On March  26,  2003,  the  parties  to the Joint  Filing  Agreement, together  with Gerald M.  Czarnecki  and Suzanne M. Hopgood  (collectively,  the
"Group") entered into a Joint Filing and Solicitation  Agreement in which, among other  things,  (i) the parties  agreed to the joint filing on behalf of each of them of  statements  on  Schedule  13D with  respect to the Common  Stock of Del
Global,  (ii) the parties agreed to solicit proxies or written  consents for the election of the Nominees,  or any other person(s) nominated by Steel, to the Del
Global  Board at the Annual  Meeting (the  "Solicitation"),  and (iii) Steel and
each of Henry Partners,  L.P. and Matthew Partners,  L.P. (and their affiliates)
agreed to bear all expenses incurred in connection with the Group's  activities, including  approved  expenses  incurred by any of the parties in connection with the  Solicitation,  in amounts to be  mutually  agreed upon by Steel and each of
Henry  Partners,  L.P.  and  Matthew  Partners,  L.P.  (and  their  affiliates);
provided,  however, that in no event shall the expenses borne by Henry Partners,
L.P. and Matthew  Partners,  L.P. (and their  affiliates)  exceed $25,000 in the aggregate.  The Joint Filing and  Solicitation  Agreement is attached  hereto as
Exhibit B and  incorporated  herein by reference  and all  references  contained herein are  qualified  in their  entirety by  reference to such Joint Filing and
Solicitation Agreement.

            Except as set forth in this Notice,  including the Exhibits  hereto, as of the date hereof (i) no Nominee has been convicted in a criminal proceeding
(excluding  traffic  violations or similar  misdemeanors) in the past ten years;
(ii) no Nominee owns any  securities of Del Global,  or any parent or subsidiary of Del  Global,  directly  or  indirectly,  beneficially  or of  record,  or has purchased or sold any  securities of Del Global  within the past two years,  and none of his/her  associates  beneficially  owns,  directly  or  indirectly,  any securities of Del Global; (iii) no Nominee owns any securities of Del Global, or any parent or subsidiary of Del Global, of record but not beneficially;  (iv) no
Nominee is, or was within the past year, a party to any contract  arrangement or understanding  with any person  with  respect to any  securities  of Del Global, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits  or the  giving or  withholding  of  proxies;  (v) no Nominee or his/her associates or any member of his/her immediate family has any (a) employment with
Del  Global  or its  affiliates  or (b) has any  material  interest,  direct  or indirect in any  transaction,  or series of similar  transactions,  to which Del
Global or any of its subsidiaries was, is or will be a party to and in which the

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 21 of 31 Pages
-----------------------                                   ----------------------

amount involved exceeds $60,000.00; (vi) no Nominee or any of his/her associates has any  arrangement or  understanding  with any person pursuant to which he/she was or is to be selected as a director,  nominee or officer of Del Global; (vii)
no Nominee  has any  substantial  interest  in the matters to be acted on at the
Annual  Meeting,  except  his/her  interest in being  nominated and elected as a director; and (viii) no Nominee has been a party to a legal proceeding described in Item 401(f) of Regulation S-K of the Exchange Act in the past five years.

        2.  Each of the Nominees has  consented to be named as a nominee in this
            Notice,  to be named as a nominee  in any proxy  statement  filed by
            Steel in connection with the Solicitation and to serve as a director of Del Global if so elected.  Such  consents are attached  hereto as
            Exhibit C.

        3.  The name and  address  of Steel,  as we believe  they  appear on Del
            Global's  books,  is Steel  Partners II, L.P., 150 East 52nd Street,
            21st Floor, New York, New York 10022.

        4.  As of the date  hereof,  Steel is the  beneficial  owner of  903,216 shares of Common Stock of Del Global, 1,000 shares of which are held of record.

        5.  Steel hereby represents that it intends to deliver a proxy statement and  form of  proxies  to a  sufficient  number  of  holders  of Del
            Global's voting shares to elect the Nominees.

            Please  address  any  correspondence  to Steel  Partners  II,  L.P.,
Attention:  Warren  Lichtenstein,  telephone  (212)  813-1500,  facsimile  (212)
813-2198 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky
LLP, 505 Park Avenue, New York, New York 10022, Attention: Steven Wolosky, Esq.,
telephone (212) 753-7200,  facsimile (212) 755-1467).  The giving of this Notice is not an admission that the  procedures for notice  contained in the Bylaws are legal,  valid or  binding,  and  Steel  reserves  the right to  challenge  their validity.  In addition,  Steel reserves the right to challenge any effort by Del
Global or the Del Global  Board to conduct the Annual  Meeting on any date other than May 14, 2003.

                                                Very truly yours,

                                                STEEL PARTNERS II, L.P.

                                                By:  Steel Partners L.L.C.,
                                                     General Partner

                                                /s/ Warren G. Lichtenstein
                                                --------------------------
                                                Warren G. Lichtenstein
                                                Managing Member

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 22 of 31 Pages
-----------------------                                   ----------------------

                                    EXHIBIT A

           TRANSACTIONS IN THE SHARES OF DEL GLOBAL TECHNOLOGIES CORP.
                            DURING THE PAST TWO YEARS

   Class                    Quantity         Price Per              Date of
of Security             Purchased/(Sold)     Unit ($)            Purchase/(Sale)
-----------             ----------------     --------            ---------------

                              HENRY PARTNERS, L.P.
                              --------------------

Common Stock                  137,500         1.960                 12/20/01

Common Stock                   33,000         3.070                  3/25/02

Common Stock                   16,500         3.102                  3/27/02

Common Stock                    3,000         3.058                  3/28/02

Common Stock                    9,000         3.317                  4/03/02

Warrants to purchase           33,000         1.550                  6/12/02
Common Stock

Common Stock                    4,000         2.436                  7/25/02

Warrants to purchase            1,000         1.280                  7/25/02
Common Stock

Warrants to purchase            6,000         1.020                  9/18/02
Common Stock

Common Stock                   22,000         2.061                 11/06/02

Common Stock                    8,000         1.943                 11/18/02

Warrants to purchase          (40,000)        0.370                (12/02/02)
Common Stock

                             MATTHEW PARTNERS, L.P.
                             ----------------------

Common Stock                   25,000         1.961                 12/20/01

Common Stock                    2,000         2.662                  1/17/02

Common Stock                    5,000         3.105                  3/05/02

Common Stock                    2,500         3.010                  3/08/02

Common Stock                    2,500         3.410                  3/20/02

Common Stock                    2,000         3.362                  3/22/02

Common Stock                    8,000         3.073                  3/25/02

Common Stock                    4,000         3.106                  3/27/02

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 23 of 31 Pages
-----------------------                                   ----------------------

   Class                    Quantity         Price Per              Date of
of Security             Purchased/(Sold)     Unit ($)            Purchase/(Sale)
-----------             ----------------     --------            ---------------

Warrants to purchase            8,298         1.550                  6/12/02
Common Stock

Common Stock                    1,000         2.455                  7/25/02

Warrants to purchase            4,000         1.020                  9/18/02
Common Stock

Common Stock                    8,000         2.063                 11/06/02

Common Stock                    2,000         1.952                 11/18/02

Warrants to purchase           40,000         0.380                 12/02/02
Common Stock

                                DAVID W. WRIGHT
                                ---------------

Common Stock                    1,000         3.850                  5/29/02

Common Stock                    1,000         3.850                  5/30/02

Common Stock                    3,000         3.850                  6/03/02

Common Stock                    5,000         4.050                  6/04/02

Common Stock                    2,000         3.950                  6/05/02

Common Stock                    5,000         3.950                  6/06/02

Common Stock                    5,000         3.950                  6/07/02

Common Stock                 (14,000)         3.920                (2/06/03)

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 24 of 31 Pages
-----------------------                                   ----------------------

                                    EXHIBIT B

                     JOINT FILING AND SOLICITATION AGREEMENT

            WHEREAS,  certain of the  undersigned  are  stockholders,  direct or beneficial,  of Del Global  Technologies  Corp.,  a New York  corporation  ("Del
Global");

            WHEREAS,  on March 20,  2003,  Steel  Partners  II, L.P., a Delaware
limited partnership ("Steel"), WebFinancial Corporation, a Delaware corporation,
Warren G. Lichtenstein,  Henry Partners,  L.P., a Delaware limited  partnership,
Matthew Partners, L.P., a Delaware limited partnership,  Henry Investment Trust,
L.P.,  a  Pennsylvania   limited   partnership,   Canine  Partners,   L.L.C.,  a
Pennsylvania limited liability company, and David W. Wright entered into a Joint
Filing  Agreement  whereby  they  agreed  to  file a  joint  Schedule  13D  (and amendments  thereto)  with respect to the Common Stock of Del Global (the "Joint
Filing Agreement");

            WHEREAS,  on  March  21,  2003,  the  parties  to the  Joint  Filing
Agreement filed with the Securities and Exchange Commission a joint Schedule 13D
disclosing   that  they  have   formed  a  group  for  the  purpose  of  seeking
representation on the Board of Directors of Del Global;

            WHEREAS,  Steel  intends  to  nominate  David W.  Wright,  Gerald M.
Czarnecki  and  Suzanne  M.  Hopgood as  nominees  to be elected to the Board of
Directors of Del Global at the 2003 annual meeting of stockholders of Del Global scheduled to be held on May 14, 2003, or any other meeting of stockholders  held
in  lieu  thereof,  and  any  adjournments,   postponements,   reschedulings  or
continuations thereof (the "Annual Meeting").

            NOW,  IT IS  AGREED,  this  26th  day of March  2003 by the  parties hereto:

            1. In accordance  with Rule  13d-1(k)(1)(iii)  under the  Securities
Exchange Act of 1934, as amended,  each of the  undersigned  (collectively,  the
"Group")  agrees to the joint filing on behalf of each of them of  statements on
Schedule 13D with respect to the Common Stock of Del Global (the "Shares"). Each
member of the Group shall be responsible  for the accuracy and  completeness  of his/her/its own disclosure therein.

            2. So long as this agreement is in effect,  each of the  undersigned shall provide written notice to Olshan  Grundman Frome  Rosenzweig & Wolosky LLP
("Olshan") of (i) any of their purchases or sales of Shares;  or (ii) any Shares over which they  acquire or dispose of  beneficial  ownership.  Notice  shall be given no later than 24 hours after each such transaction.

            3. Each of the  undersigned  agrees to  solicit  proxies  or written consents for the election of David Wright, Gerald Czarnecki and Suzanne Hopgood,
or any other  person(s)  nominated  by Steel,  to the Board of  Directors of Del
Global at the Annual Meeting.

            4. Steel and each of Henry Partners, L.P. and Matthew Partners, L.P.
(and their affiliates) hereby agrees to bear all expenses incurred in connection with the Group's  activities,  including expenses incurred by any of the parties in a solicitation of proxies or written  consents by the members of the Group in connection  with the Annual  Meeting,  in amounts to be mutually  agreed upon by
Steel and each of Henry  Partners,  L.P. and Matthew  Partners,  L.P. (and their

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 25 of 31 Pages
-----------------------                                   ----------------------

affiliates);  provided,  however,  that in no event shall the expenses  borne by
Henry Partners,  L.P. and Matthew Partners,  L.P. (and their affiliates)  exceed
$25,000 in the aggregate.  Notwithstanding the foregoing, Steel, Henry Partners,
L.P. and Matthew Partners,  L.P. (and their affiliates) shall not be required to reimburse any party for (i)  out-of-pocket  expenses  incurred by a party in the aggregate in excess of $250 without the prior written  approval of Steel,  Henry
Partners,  L.P.  or Matthew  Partners,  L.P.;  (ii) the value of the time of any party;  (iii) legal fees incurred  without the prior written  approval of Steel,
Henry Partners, L.P. and Matthew Partners,  L.P.; or (iv) subject to the proviso in the preceding sentence, the costs of any counsel, other than Olshan, employed in  connection  with any  pending or  threatened  litigation  without  the prior written consent of Steel, Henry Partners, L.P. and Matthew Partners, L.P.

            5. The  relationship  of the  parties  hereto  shall be  limited  to carrying  on the  business  of the  Group in  accordance  with the terms of this
Agreement.  Such  relationship  shall be construed and deemed to be for the sole and limited  purpose of carrying on such business as described  herein.  Nothing herein  shall be  construed  to  authorize  any party to act as an agent for any other party,  or to create a joint venture or  partnership,  or to constitute an indemnification.  Nothing herein shall restrict any party's right to purchase or sell  Shares of Del Global,  as it deems  appropriate,  in its sole  discretion, provided  that  all  such  sales  are made in  compliance  with  all  applicable securities laws.

            6. This  Agreement  may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall constitute but one and the same  instrument,  which may be  sufficiently  evidenced  by one counterpart.

            7. In the event of any dispute arising out of the provisions of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

            8. Any  party  hereto  may  terminate  his  obligations  under  this agreement at any time on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 755-1467.

            9. Each party acknowledges that Olshan shall act as counsel for both the Group and Steel.

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 26 of 31 Pages
-----------------------                                   ----------------------

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                         STEEL PARTNERS II, L.P.

                                         By:  Steel Partners, L.L.C.
                                              General Partner

                                         By:  /s/ Warren G. Lichtenstein
                                              --------------------------------
                                              Name: Warren G. Lichtenstein
                                              Title:  Managing Member

                                         /s/ Warren G. Lichtenstein
                                         --------------------------------------
                                         WARREN G. LICHTENSTEIN

                                         WEBFINANCIAL CORPORATION

                                         By: /s/ Warren G. Lichtenstein
                                             ----------------------------------
                                             Name:  Warren G. Lichtenstein
                                             Title: President & Chief Executive
                                                    Officer

                                         HENRY PARTNERS, L.P.

                                         By:  Henry Investment Trust, L.P.
                                              General Partner

                                         By:  Canine Partners, L.L.C.
                                              General Partner

                                         By:  /s/ David W. Wright
                                              ---------------------------------
                                              Name: David W. Wright
                                              Title: President

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 27 of 31 Pages
-----------------------                                   ----------------------

                                         MATTHEW PARTNERS, L.P.

                                         By:  Henry Investment Trust, L.P.
                                              General Partner

                                         By:  Canine Partners, L.L.C.
                                              General Partner

                                         By:  /s/ David W. Wright
                                              ---------------------------------
                                              Name: David W. Wright
                                              Title: President

                                         HENRY INVESTMENT TRUST, L.P.

                                         By:  Canine Partners, L.L.C.
                                              General Partner

                                         By:  /s/ David W. Wright
                                              ----------------------------------
                                              Name: David W. Wright
                                              Title: President

                                         CANINE PARTNERS, L.L.C.

                                         By:  /s/ David W. Wright
                                              ----------------------------------
                                              Name: David W. Wright
                                              Title: President

                                         /s/ David W. Wright
                                         ---------------------------------------
                                         DAVID W. WRIGHT

                                         /s/ Gerald M. Czarnecki
                                         ---------------------------------------
                                         GERALD M. CZARNECKI

                                         /s/ Suzanne M. Hopgood
                                         ---------------------------------------
                                         SUZANNE M. HOPGOOD

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 28 of 31 Pages
-----------------------                                   ----------------------

                                    EXHIBIT C

                                NOMINEE CONSENTS

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 29 of 31 Pages
-----------------------                                   ----------------------

                                 DAVID W. WRIGHT
                        C/O HENRY INVESTMENT TRUST, L.P.
                        255 SOUTH 17TH STREET, SUITE 2501
                             PHILADELPHIA, PA 19103

                                                                  March 26, 2003

Attention: Corporate Secretary
Del Global Technologies Corp.
One Commerce Park
Valhalla, NY  10595

Gentlemen:

            You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice  provided by Steel Partners II, L.P.  ("Steel")
of its  intention  to  nominate  the  undersigned  as a  director  of Del Global
Technologies  Corp.  ("Del Global") at the 2003 annual  meeting of  stockholders scheduled to be held on May 14, 2003, or any other meeting of stockholders  held
in  lieu  thereof,  and  any  adjournments,   postponements,   reschedulings  or
continuations  thereof  (the  "Meeting"),  (ii) being  named as a nominee in any proxy statement filed by Steel in connection with the solicitation of proxies or written  consents for  election of the  undersigned  at the  Meeting,  and (iii)
serving as a director of Del Global if elected at the Meeting.

                                                 Very truly yours,

                                                 /s/ David W. Wright
                                                 -----------------------------
                                                 David W. Wright

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 30 of 31 Pages
-----------------------                                   ----------------------

                               GERALD M. CZARNECKI
                         C/O THE DELTENNIUM CORPORATION
                        6900 WISCONSIN AVENUE, SUITE #206
                               BETHESDA, MD 20815

                                                                  March 26, 2003

Attention: Corporate Secretary
Del Global Technologies Corp.
One Commerce Park
Valhalla, NY  10595

Gentlemen:

            You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice  provided by Steel Partners II, L.P.  ("Steel")
of its  intention  to  nominate  the  undersigned  as a  director  of Del Global
Technologies  Corp.  ("Del Global") at the 2003 annual  meeting of  stockholders scheduled to be held on May 14, 2003, or any other meeting of stockholders  held
in  lieu  thereof,  and  any  adjournments,   postponements,   reschedulings  or
continuations  thereof  (the  "Meeting"),  (ii) being  named as a nominee in any proxy statement filed by Steel in connection with the solicitation of proxies or written  consents for  election of the  undersigned  at the  Meeting,  and (iii)
serving as a director of Del Global if elected at the Meeting.

                                                Very truly yours,

                                                /s/ Gerald M. Czarnecki
                                                --------------------------------
                                                Gerald M. Czarnecki

-----------------------                                   ----------------------
CUSIP No. 245073 10 1                 13D                    Page 31 of 31 Pages
-----------------------                                   ----------------------

                               SUZANNE M. HOPGOOD
                           C/O THE HOPGOOD GROUP, LLC
                          44 CAPITOL AVENUE, SUITE 103A
                               HARTFORD, CT 06106

                                                                  March 26, 2003

Attention: Corporate Secretary
Del Global Technologies Corp.
One Commerce Park
Valhalla, NY  10595

Gentlemen:

            You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice  provided by Steel Partners II, L.P.  ("Steel")
of its  intention  to  nominate  the  undersigned  as a  director  of Del Global
Technologies  Corp.  ("Del Global") at the 2003 annual  meeting of  stockholders scheduled to be held on May 14, 2003, or any other meeting of stockholders  held
in  lieu  thereof,  and  any  adjournments,   postponements,   reschedulings  or
continuations  thereof  (the  "Meeting"),  (ii) being  named as a nominee in any proxy statement filed by Steel in connection with the solicitation of proxies or written  consents for  election of the  undersigned  at the  Meeting,  and (iii)
serving as a director of Del Global if elected at the Meeting.

                                                 Very truly yours,

                                                 /s/ Suzanne M. Hopgood
                                                 -------------------------------
                                                 Suzanne M. Hopgood